AMEX "REX"
TSX : "VIR"
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES COLLABORATION WITH THE NATIONAL INSTITUTE OF
NANOTECHNOLOGY (NINT) AND DEFENCE RESEARCH AND DEVELOPMENT CANADA
SUFFIELD (DRDC SUFFIELD) WITH NETWORKING AND FINANCIAL CONTRIBUTION

EDMONTON, ALBERTA - May 30, 2007 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that it has signed collaboration agreements with the National Research Council Canada’s National Institute for Nanotechnology (NINT) and Defence Research and Development Canada Suffield (DRDC Suffield) with networking and financial contribution from NRC-IRAP.

Researchers at NINT will study the physical characteristics, as well as immunological and nanoparticle forming properties of a ChimigenTM Vaccine, produced using ViRexx’s proprietary Chimigen™ Vaccine platform technology.

Researchers at DRDC Suffield continue to study ViRexx’s proprietary ChimigenTM Vaccine platform for Biodefense applications.

“These research collaborations were supported through network and financial contribution from NRC-IRAP which provide us with the opportunity to explore multiple uses of our ChimigenTM Vaccine platform technology and establish its efficacy as an adaptable platform technology in nanoparticle and biodefence applications. We are excited about this collaboration and plan to continue exploring multiple uses of the ChimigenTM Vaccine platform technology with both NINT and DRDC Suffield,” commented Peter Smetek, interim CEO and Chairman of the Board of Directors of ViRexx Medical Corp.

ViRexx has used the ChimigenTM Vaccine platform to develop a Chimigen™ Hepatitis B vaccine candidate, CHB-111 (formerly HepaVaxx B Vaccine), as a therapeutic agent to treat chronic hepatitis B infection. There are approximately 370 million chronic carriers of hepatitis B worldwide and there is no therapeutic vaccine available in the market at present. ViRexx recently completed a Phase I safety study of the Chimigen™ Hepatitis B Vaccine therapeutic agent, the lead candidate from ViRexx’s novel Chimigen™ Vaccine platform technology. There were no significant adverse events associated with the treatment.

The Company is also conducting preclinical studies on Chimigen™ Hepatitis C prophylactic as well as therapeutic vaccine candidates to prevent new hepatitis C virus (HCV) infections and to treat chronic HCV infections. At present, there is no prophylactic vaccine available in the market to prevent HCV infection. There are more than 170 million people who are chronically infected with hepatitis C virus and there is no therapeutic vaccine available in the market to treat chronic HCV infection.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

About National Research Council Canada
Recognized globally for research and innovation, NRC is a leader in the development of an innovative, knowledge-based economy for Canada through science and technology.

The National Research Council Canada Industrial Research Assistance Program (NRC-IRAP) provides a range of both technical and business-oriented advisory services along with potential financial support to growth-oriented Canadian small- and medium-sized enterprises. Working directly with these clients, NRC-IRAP supports innovative research and development and commercialization of new products and services. The program is delivered by a network of 260 professionals in 100 communities across the country. Funds provided under this program are done on a cost-share basis with their clients.

About the National Institute for Nanotechnology
The National Institute for Nanotechnology conducts advanced research and fosters innovation in support of a new generation of nanotechnology-based firms. Canada’s flagship nanotechnology institute has created a unique multidisciplinary environment which integrates National Research Council (NRC) and the University of Alberta researchers from numerous disciplines. Established in 2001, NINT is a joint initiative of the Government of Canada, the Government of Alberta, the NRC and the University of Alberta.

About DRDC Suffield
DRDC is an agency of the Canadian Department of National Defence responding to the scientific and technological needs of the Canadian Forces. With a broad scientific program, DRDC actively collaborates with industry, international allies, academia, other government departments and the national security community.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Brenda Gillingham
Public Relations / Investor Relations
ViRexx Medical Corp.
Tel: (780) 433-4411 (279)
Fax: (780) 436-0068